

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 22, 2006

Mr. Giulio T. Bonifacio
Chief Financial Officer
Suite 305-675 West Hastings Street
Vancouver, B. C. Canada V6B 1N2

>   **Re: American Bonanza Gold Corporation**
>   **Form 20-F for Fiscal Year Ended December 31, 2005**
>   **Filed April 10, 2006**
>   **File No. 0-29916**

Dear Mr. Giulio T. Bonifacio:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.   Please provide the audit report of Tony M. Ricci, Inc. for the year ended December 31, 2003. Refer to Item 8.A.3 of Form 20-F.

Note 4 Significant Accounting Policies

Asset Retirement Obligation, page F-10

2.   We note you own interests in mine properties previously operated by other
        companies. Additionally, we note your disclosure on page 45 suggesting that the
        entire accrued asset retirement obligation relates solely to the Fenelon Project.
        Please clarify and disclose whether you have asset retirement obligations
        associated with your other mining interests and how you concluded that the
        $29,624 accrual is sufficient on a consolidated basis. In this regard, we note that
        the Copperstone mine is a developed mine. Clarify for us whether you have
        remediation responsibility for this mine or any other developed mine.

Impairment of Long-Lived Assets, F-11

3.   Please expand your disclosures to clarify at what level you aggregate assets for
        impairment testing. Refer to paragraph 12 of SIS 3063 of CICA Handbook.

Note 7 Mineral Properties

(b) Taurus and Fairstar Mineral Interests, page F-15

4.   We note your disclosure that you hold a 100% interest in the Fenelon project and
        that upon completion of the installment payments due to Cyprus of $450,000,
        "Cyprus will relinquish all of its rights in respect of the Fenelon property and the
        other Casa Berardi properties in exchange for a royalty." Please expand your
        disclosures to describe the "rights" of Cyprus to which you refer.

 (c) Pamlico and Gold Bar, page F-16

5.   We note the impairment of the Pamlico property. Please expand your note
        disclosures to include the required information set forth in paragraph 24 of SIS
        3063 of CICA Handbook. Include the facts and circumstances leading to the
        impairment, such as the factors leading to your conclusion that you would no
        longer pursue the project.

Note 13 Reconciliation Between Canadian & U.S. GAAP, page F-24.

(i) Income Taxes

6.   We note your fair value allocations set forth in note 2 of your financial
        statements. Additionally, we note that a substantial portion of the acquisition of
        the Taurus Resources and Fairstar Exploration mineral interest were acquired in
        exchange for common shares. Please quantify and describe how you have

accounted for tax basis differences in your asset acquisitions for U.S. GAAP
purposes. In this regard we note your disclosure on page 17 suggesting that the
effect of recording future income taxes resulting from the transaction has been
allocated to the mineral properties. Refer to paragraph 30 of SFAS 109.

 (a) Mineral properties and deferred exploration costs, F-24

7.   We note your disclosure indicating that the costs capitalized for U.S. GAAP
        purposes only include mineral property acquisition costs. Please clarify for us in
        specific detail the costs include in acquisition costs.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3719 or in his absence Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief